Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports Record Quarterly Revenues

And Profitable Second Quarter Results

8th Consecutive Quarter Of Double-Digit Year-Over-Year Revenue Growth;

3rd Consecutive Quarter Of Bottom Line Profitability

SAINT PAUL, Minn. (June 12, 2006) — Angeion Corporation (Nasdaq: ANGN) today reported results for its second quarter ended April 30, 2006.  Notable second quarter accomplishments included the following:

•              Record revenues, totaling $7.2 million

•              19.6 percent revenue growth compared to the second quarter of 2005

•              Double-digit year-over-year revenue growth for the eighth consecutive quarter

•              Net income of $383,000, versus a loss of $238,000 a year ago

•              Third consecutive quarter of profitability

Results for the second quarter 2006 compared to the second quarter 2005

Angeion Corporation reported net income of $383,000, or $0.10 per diluted share, on total revenues of $7.2 million.  This compares with a net loss of $238,000, or $0.07 per diluted share, on total revenues of $6.0 million in the second quarter of 2005.  Net income for the second quarter of 2006 included a $272,000 gain from discontinued operations.

For the six months ended April 30, 2006, total revenue increased 27.9 percent to $14.1 million from $11.1 million for the same period in 2005.  Net income for the six months ended April 30, 2006, was $559,000, or $0.15 per diluted share, compared to a net loss of $949,000, or $0.26 per diluted share, for the same period in 2005.  Net income for the six months ended April 30, 2006, included a $268,000 gain from discontinued operations.

“We are pleased that our focused sales and marketing initiatives successfully drove our revenue growth and fueled improved profitability in the second quarter,” commented Rodney A. Young, President and Chief Executive Officer.  “Our primary emphasis is on gaining market share

— more —

through new product introductions, creative sales and marketing campaigns, as well as unsurpassed technical support.  Our cardiorespiratory diagnostics business for the hospital and physician office markets sustained its momentum resulting in notable growth, particularly in our international markets.  The level of consumer participation in New Leaf’s Active Metabolic Training™ for the health and fitness club market is significantly outpacing last year’s number of client assessments,” continued Young.

“In addition, our newest market expansions, the clinical research market that leverages our pulmonary function diagnostic technology to ensure the safety and efficacy of select new pharmaceuticals and devices, along with the weight management and meal planning market, served by our New Leaf EnergySmart™ online programs, have already had an important impact on both revenue and our bottom line,” according to Young.

Looking ahead

“We have made excellent progress on many fronts in the first half of fiscal 2006.  We are energized by the growth in revenues and continued profitability.  Going forward we will maintain focus on our primary 2006 goals of driving year-over-year growth and sustained profitability.  To continue to achieve these goals, we must continue to implement additional creative MedGraphics marketing programs, maintain our focused selling efforts in hospitals and  physicians’ offices, expand our network of New Leaf health and fitness distribution centers, and increase the number of clinical research studies we support,” Young concluded.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics www.medgraphics.com in December 1999.  Medical Graphics develops, manufactures and markets non-invasive diagnostic systems for the management and improvement of cardiorespiratory health.  These products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, clinics and physicians’ offices.  The Company also sells health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf health and fitness brand www.newleaffitness.com, help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including its ability to develop, improve, and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully sell its New Leaf health and fitness products, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics’ products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to protect its intellectual property, and (v) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2005, and subsequently filed reports.

— financials follow —

Angeion Corporation and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	April 30,		April 30,
Consolidated Statements of Operations	2006	2005	2006	2005
Revenue	$7,212	$6,032	$14,145	$11,062
Cost of goods sold	3,647	3,044	7,032	5,741
Gross margin	3,565	2,988	7,113	5,321

Operating expenses:
Selling and marketing	1,774	1,858	3,697	3,565
General and administrative	942	614	1,715	1,278
Research and development	549	559	1,021	1,037
Amortization of intangibles	203	203	406	406
	3,468	3,234	6,839	6,286
Operating income (loss)	97	(246)	274	(965)
Interest income	19	8	28	16
Income (loss) before income taxes	116	(238)	302	(949)
Provision for income taxes	5	—	11	—

Income (loss) from continuing operations	111	(238)	291	(949)
Gain from discontinued operations	272	—	268	—
Net income (loss)	$383	$(238)	$559	$(949)

Income (loss) per share —basic
Continuing operations	$0.03	$(0.07)	$0.08	$(0.26)
Discontinued operations	0.08	—	0.07	—
Net income (loss)	$0.11	$(0.07)	$0.15	$(0.26)

Income (loss) per share —diluted
Continuing operations	$0.03	$(0.07)	$0.08	$(0.26)
Discontinued operations	0.07	—	0.07	—
Net income (loss)	$0.10	$(0.07)	$0.15	$(0.26)

Weighted average common shares outstanding

Basic	3,619	3,606	3,615	3,605
Diluted	3,760	3,606	3,714	3,605

Consolidated Balance Sheets			April 30, 2006	October 31, 2005
Cash			$2,957	$1,072
Cash restricted for discontinued operations			200	400
Other current assets			10,869	8,535
Equipment, intangible assets and goodwill			6,525	6,861
			$20,551	$16,868

Current liabilities			$7,039	$4,279
Long-term liabilities			848	656
Shareholders’ equity			12,664	11,933
			$20,551	$16,868

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